

August 6, 2012

<u>Via E-mail</u>
Mr. Wayne Harding
  Chief Financial Officer
Two Rivers Water Company
2000 South Colorado Boulevard, Annex Ste. 420
Denver, Colorado  80222

> **Re:     Two Rivers Water Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 0-51139**

Dear Mr. Harding:

We have reviewed your supplemental response letter to us dated July 25, 2012 in response to our letter dated July 16, 2012 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business Summary, page 1

1.     Refer to your response to our prior comment 1.  We continue to believe that the averages for the most recent ten, five and three fiscal years should also be disclosed in this section. We will not object if you wish to accompany this disclosure with cautionary language comparable to that furnished to the staff in the final paragraph of your response.

Orlando Reservoir No. 2 Company, LLC ("Orlando"), page 12

2.     Refer to comment 3 of our letter dated July 16, 2012.  To facilitate the readers' understanding of your business, we requested that you disclose certain information

previously furnished to the staff supplementally. That information is that "The Division of Water Resources administers the water rights of the Arkansas River basin on a daily basis. The Arkansas Daily report is posted on a webpage and shows the "call" with respect to seniority. On each tributary, DWR has full-time and seasonal personnel who monitor the flow in the river and allocate the water to individual water rights based on seniority. Our farmers are in regular contact with the local water commissioner and our resource manager stays in touch with the senior staff members or DWR." Please tell us where these disclosures are included in your draft Form 10-KA or revise it include them before filing.

Financial Statements

Note 1. Organization

Orlando Reservoir No. 2 Company, LLC ("Orlando"), page 75

3.      Reference is made to your response to our prior comment 14. We note that you have appropriately provided the proposed additional disclosures in the Business section of the filing on page 12. Please also include these disclosures in Footnote 1 to the financial statements under this heading.

Note 4. Notes Payable, page 85

4.      On page 86 of the filing, you disclose the stated interest rate on the Series B convertible debt offering. Please also disclose the effective interest rate on this debt after considering the allocations to the warrants and to the beneficial conversion feature.

5.      We note that the transactions occurred in the second and third quarters of fiscal 2011. To facilitate the readers' understanding, please also provide a footnote that discloses net loss and earnings per share by quarter both before and after the restatement. Alternatively, the related Forms 10-Q for the second and third quarters of fiscal 2011 may be restated, if preferred.

6.      We have reviewed the draft Form 10-Q/A for the quarterly period ended March 31, 2012. The balance sheet included for December 31, 2011 is not consistent with the restated balance sheet included in your draft Form 10-K/A. Please revise both balance sheets for consistency.

Note 5. Information on Business Segments, page 87

7.      Reference is made to your responses to our prior comments 16, 17 and 18. Please specifically identify the location of each of the disclosures you have proposed to provide in your responses. Alternatively, please revise the draft Form 10-KA to include them within this footnote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief